

February 18, 2009

Mr. Carl A. Chase
Chief Financial Officer
ABC Funding, Inc.
6630 Cypresswood Drive, Suite 200
Houston, TX 77379

      Re: ABC Funding, Inc
              Form 8-K Filed February 12, 2009
              File No. 000-51710

Dear Mr. Chase:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please note that this comment letter and review of your Form 8-K filing is separate and distinct from any other ongoing reviews of your other filings. Please also understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed February 12, 2009

1.   The Commission File Number included on your periodic report on Form 8-K appears to be inconsistent with the Commission File Number on record of 000-51710. Please ensure that future periodic reports include the appropriate file number.

2.   We note your disclosure that the financial statements for the period ended September 30, 2008 should no longer be relied upon as a result of the determination made by "[your] management in conjunction with [your] independent auditors." Please tell us whether this disclosure is the result of your own conclusions or the result of having been advised or otherwise notified of such by your independent accountant.

If your disclosure is the result of your own conclusions, please amend your filing to clarify this fact.

If your disclosure is the result of advisement or notification from your independent accountant, please amend your filing to include the items required to be disclosed by Item 4.02(b) of Form 8-K and append the letter from your independent accountant as required by Item 4.02(c) of Form 8-K.

3.   Please expand your disclosure pursuant to paragraph (a)(2) of the instructions to Item 4.02 of Form 8-K to:

·   identify which previously reported financial statement balances and results are have changed (or are expected to change) upon correction of the error;

·   state the amount by which these balances and results have changed (or are expected to change) for each reporting period; and,

·   identify any other implications of the correction of the error (e.g. breach of covenants or defaults on obligations, if any).

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief